GREAT-WEST FUNDS, INC.

8515 East Orchard Road

Greenwood Village, CO 80111

June 14, 2017

VIA EDGAR

Frank Buda, Attorney-Adviser

Division of Investment Management, Disclosure Review Office No. 3

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Funds, Inc. (“Registrant”)
Great-West Funds N-14 Registration Statement (Profile I/II Funds)
File No. 333-217713

Mr. Buda:

A Request for Acceleration from the Registrant and from the principal underwriter accompanies this filing, seeking acceleration of the effectiveness of the registration statement to June 14, 2017. Any assistance you can provide to the Registrant in meeting this request would be very much appreciated.

Please call the undersigned at (303) 737-0172 with any questions or comments concerning this request. We greatly appreciate the staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Ryan Logsdon
Ryan Logsdon, Vice President, Counsel & Secretary
Great-West Funds, Inc.

Enclosure

GREAT-WEST FUNDS, INC.

8515 East Orchard Road

Greenwood Village, CO 80111

June 14, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great-West Funds, Inc. (“Registrant”)
Great-West Funds N-14 Registration Statement (Profile I/II Funds)
File No. 333-217713

Commissioners:

The Registrant and GWFS Equities, Inc. (“Underwriter”), Registrant’s principal underwriter, each hereby requests, pursuant to Rule 461 under the Securities Act of 1933, that the Commission declare the effective date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 be accelerated so that it will become effective on June 14, 2017, or as soon thereafter as practicable.

To our knowledge, no distribution of copies of the Registration Statement has been made to prospective investors. Distributions thereof have been made only for purposes of internal use by Registrant and for regulatory filings.

Registrant and Underwriter each submits that this request satisfies the standards of Rule 461 and is consistent with the public interest and the protection of investors.

Sincerely,

Great-West Funds, Inc.		GWFS Equities, Inc.

By:		By:
	/s/ Ryan Logsdon		/s/ Teresa L. Luiz
	Ryan Logsdon		Teresa L. Luiz
	Vice President, Counsel & Secretary		Compliance Officer

cc:	Frank Buda, Attorney-Adviser
Division of Investment Management, Disclosure Review Office No. 3